                                   EXHIBIT 99


Certain Factors That May Affect Future Results

         The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time to time.



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
Early Stage of Development; Technological Uncertainty

         Hybridon's potential pharmaceutical products are at various stages of research, preclinical testing or clinical development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. To date, most of the Company's resources have been dedicated to applying oligonucleotide chemistry and cell biology to the research and development of potential pharmaceutical products based upon antisense technology. As in most drug discovery programs, the results of in vitro, tissue culture and preclinical studies by the Company may be inconclusive and may not be indicative of results that will be obtained in human clinical trials. In addition, results attained in early human clinical trials by the Company may not be indicative of results that will be obtained in later clinical trials. Neither the Company, nor to its knowledge, any other company has successfully completed human clinical trials of a product based on antisense technology, and there can be no assurance that any of the Company's products will be successfully developed.

         The success of any of the Company's potential pharmaceutical products depends in part on the molecular target on the genetic material chosen as the site of action of the oligonucleotide. There can be no assurance that the Company's choice will be appropriate for the treatment of the targeted disease indication in humans or that mutations in the genetic material will not result in a reduction in or loss of the efficacy or utility of the Company product.

Uncertainty Associated with Clinical Trials

         Before obtaining regulatory approvals for the commercial sale of any of its pharmaceutical products under development, the Company must undertake extensive and costly preclinical studies and clinical trials to demonstrate that such products are safe and efficacious. The results from preclinical studies and early clinical trials are not necessarily predictive of results that will be obtained in later stages of testing or development, and there can be no assurance that the Company's clinical trials will demonstrate the safety and efficacy of any pharmaceutical products or will result in pharmaceutical products capable of being produced in commercial quantities at reasonable cost or in a marketable form.

         Although the Company is conducting clinical trials of certain oligonucleotide compounds and is developing several oligonucleotide compounds on which it plans to file IND applications with the FDA and equivalent filings outside of the U.S., there can be no assurance that necessary preclinical studies on these compounds will be completed satisfactorily or that the Company otherwise will be able to make its intended filings. Further, there can be no assurance that the Company will be permitted to undertake and complete human clinical trials of any of the Company's potential products, either in the U.S. or elsewhere, or, if permitted, that such products will not have undesirable side effects or other characteristics that may prevent or limit their commercial use.

         The rate of completion of the Company's human clinical trials, if permitted, will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the availability of alternative treatments, the proximity to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment might result in increased costs and delays, which could have a material adverse effect on the Company. The Company or the FDA or other regulatory agencies may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks.

Future Capital Needs; Uncertainty of Additional Funding

         The Company's future capital requirements will depend on many factors, including continued scientific progress in its research, drug discovery and development programs, the magnitude of these programs, progress with preclinical and clinical trials, sales of DNA products and reagents to these parties manufactured on a custom contract basis by the Hybridgon Specialty Products Division and the margins on such sales, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the ability of the Company to establish and maintain collaborative academic and commercial research, development and marketing relationships, the ability of the Company to obtain third-party financing for leasehold improvements and other capital expenditures and the costs of manufacturing scale-up and commercialization activities and arrangements.

         Based upon its current operating plan, the Company believes that its existing capital resources, together with the committed collaborative research and development payments from Searle, anticipated sales of the Hybridon Specialty Products Division and margins on such sales, which are not expected to increase significantly over historic levels, and the net proceeds from the sale of the Notes and the interest earned theron, will be adequate to fund the Company's capital requirements through at least the first quarter of 1998. The Company anticipates that it will be required to raise substantial additional funds, through external sources, including through collaborative relationships and public or private financings, to support the Company's operations beyond that time. No assurance can be given that additional financing will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders will result. Additionally, the terms of any such additional financing may adversely affect the holdings or rights of then existing stockholders. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research, drug discovery or development programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products which the Company would otherwise pursue on its own. See "Item 1. Business -- Hybridon Drug Development and Discovery Programs."

History of Operating Losses and Accumulated Deficit

         Hybridon has incurred net losses since its inception. At December 31, 1996, the Company's accumulated deficit was approximately $149,194,000. Such losses have resulted principally from costs incurred in the Company's research and development programs and from general and administrative costs associated with the Company's development. No revenues have been generated from sales of pharmaceutical products developed by the Company and no revenues from the sale of such products are anticipated for a number of years, if ever. The Company expects to incur additional operating losses over the next several years and expects cumulative losses to increase significantly as the Company's research and development and clinical trial efforts expand. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Although the Company's Hybridon Specialty Products Division has begun to generate revenues from the sale of synthetic DNA products and reagents manufactured by it on a custom contract basis, there can be no assurance that demand for and margins on these products will not be lower than anticipated. The Company's ability to achieve profitability is dependent in part on obtaining regulatory approvals for its pharmaceutical products and entering into agreements for drug discovery, development and commercialization. There can be no assurance that the Company will obtain required regulatory approvals, enter into any additional agreements for drug discovery, development and commercialization or ever achieve sales or profitability.


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


Patents and Proprietary Rights

         The Company's success will depend in part on its ability to develop patentable products and obtain and enforce patent protection for its products both in the U.S. and in other countries. The Company has filed and intends to file applications as appropriate for patents covering both its products and processes. However, the patent positions of pharmaceutical and biotechnology firms, including Hybridon, are generally uncertain and involve complex legal and factual questions. No assurance can be given that patents will issue from any pending or future patent applications owned by or licensed to Hybridon. Since patent applications in the U.S. are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications or that is was the first to file patent applications for such inventions. Further, there can be no assurance that the claims allowed under any issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.


         The commercial success of the Company will also depend in part on its neither infringing patents issued to competitors or others nor breaching the technology licenses upon which the Company's products might be based. The Company's licenses of patents and patent applications impose various commercialization, sublicensing, insurance and other obligations on the Company. Failure of the Company to comply with these requirements could result in termination of the license. The Company is aware of patents and patent applications belonging to competitors, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees or cease certain activities. In particular, competitors of the Company and other third parties hold issued patents and pending patent applications relating to antisense and other gene expression modulation technologies which may result in claims of infringement against the Company or other patent litigation. There can be no assurance that the Company will be able successfully to obtain a license to any technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost or on an exclusive basis. See "Item 1. Business -- Patents, Trade Secrets and Licenses."

         The pharmaceutical and biotechnology industries have been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which could result in substantial cost to the Company, may be necessary to enforce any patents issued or licensed to the Company and/or to determine the scope and validity of others" proprietary rights. The Company also may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, which could result in substantial cost to the Company, to determine the priority of inventions. Furthermore, the Company may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with products of the Company

         Hybridon engages in collaborations, sponsored research agreements and other agreements with academic researchers and institutions and government agencies. Under the terms of such agreements, third parties may have rights in certain inventions developed during the course of the performance of such collaborations and agreements.

         The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or independently developed by competitors. See "Item 1. Business -- Patents, Trade Secrets and Licenses."



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

Risks Associated with Hybridon Specialty Products Division

         Through its Hybridon Specialty Products Division, the Company manufactures oligonucleotide compounds on a custom contract basis for third parties. The results of operations of the Hybridon Specialty Products Division will be dependent upon the Demand for and margins on these products, which may be lower than anticipated by the Company. The results of operations of the Hybridon Specialty Products Division also may be affected by the price and availability of raw materials. It is possible that Hybridon's manufacturing capacity may not be sufficient for production of oligonucleotides both for the Company's internal needs and for sale to third parties. The Company's manufacturing facility must comply with GMP and other FDA regulation. See "Item
7. Management's Discussion and Analysis of Financial Condition and Results of Operations - - Certain Factors That May Affect Future Results - - Limited Manufacturing Capability."

         The Company will be competing against a number of third parties, as well as the possibility of internal production by the Company's customers, in connection with the operations of the Hybridon Specialty Products Division. Many of these third parties are likely to have greater financial, technical and human resources than the Company. Key competitive factors will include the price and quality of the products as well as manufacturing capacity and ability to comply with specifications and to fulfill orders on a timely basis. The Company may be required to reduce the cost of its product offerings to meet competition. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - - Certain Factors That May Affect Future Results - - Competition." Failure to manufacture oligonucleotide compounds in accordance with the purchaser's specifications could expose the Company to breach of contract and/or product liability claims from the purchaser or the purchaser's customers. The Company has limited experience in sales, marketing and distribution and is relying in part upon the efforts of third party, Perkin-Elmer, in connection with the marketing and sale of products by the Hybridon Specialty Products Division. See "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations - - Certain Factors That May Affect Future Results - - Absence of Sales and Marketing Experience."

Need to Establish Collaborative Commercial Relationships; Dependence on Partners

         Hybridon's business strategy includes entering into strategic alliances or licensing arrangements with corporate partners, primarily pharmaceutical and biotechnology companies, relating to the development and commercialization of certain of its potential products. Although the Company is a party to corporate collaborations with Searle, Roche and Medtronic, there can be no assurance that these collaborations will be scientifically or commercially successful, that the Company will be able to negotiate additional collaborations, that such collaborations will be available to the Company on acceptable terms or that any such relationships, if established, will be scientifically or commercially successful. The Company expects that under certain of these arrangements, the collaborative partner will have the responsibility for conducting human clinical trials and the submission for regulatory approval of the product candidate with the FDA and certain other regulatory agencies. Should the collaborative partner fail to develop a maketable product, the Company's business may be materially adversely affected. There can be no assurance that the Company's collaborative partners will not be pursuing alternative technologies or developing alternative compounds either on their own or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by these collaborative programs. The Company's business also will be affected by the performance of its corporate parners in marketing any successfully developed products within the geographic areas in which such parners are granted marketing rights. The Company's plan is to retain manufacturing rights for many of the products it may license pursuant to arrangements with corporate partners. However, there can be no assurance that the Company will be able to retain such rights on acceptable terms, if at all, or that the Company will have the ability to produce the quantities of product required under the terms of such arrangements. See "Item 1. Business --Hybridon Drug Development and Discovery Programs" and "-- Corporate Collaborations."

No Assurance of Regulatory Approval; Government Regulation

         The Company's preclinical studies and clinical trials, as well as the manufacturing and marketing of its potential products being developed by it and the products sold by the Hybridon Specialty Products Division, are subject to extensive regulation by numerous federal, state and local governmental authorities in the U.S. Similar regulatory requirements exist in other countries where the Company intends to test and market its drug candidates. Preclinical studies of the Company's product development candidates are subject to GLP requirements and the manufacture of any products by the Company, including products developed by the Company and products manufactured for third parties on a custom contract basis by Hybridon Specialty Products Division, will be subject to GMP requirements prescribed by the FDA.

         The regulatory process, which includes preclinical studies, clinical trials and post-clinical testing of each compound to establish its safety and effectiveness, takes many years and requires the expenditure of substantial resources. Delays may also be encountered and substantial costs incurred in foreign countries. There can be no assurance that, even after the passage of such time and the expenditure of such resources, regulatory approval will be obtained for any drugs developed by the Company. Data obtained from preclinical and clinical activities are subject to varying interpretation which could delay, limit or prevent regulatory approval by the FDA or other regulatory agencies. The Company, an IRB, the FDA or other regulatory agencies may suspend clinical trials at any time if the participants in such trials are being exposed to unacceptable health risks. Moreover, if regulatory approval of a drug is granted, such approval my entail limitation on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. FDA policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's potential products. In addition, a marketed drug and its manufacturer are subject to continual review, and subsequent discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and withdrawal of the right to manufacture the product. All of the foregoing regulatory matters also will be applicable to development, manufacturing and marketing undertaken by any strategic partners or licensees of the Company. See "Item 1. Business -- Government Regulation."

Competition

         There are many companies, both private and publicly traded, that are conducting research and development activities on technologies and products similar to or competitive with the Company's antisense technologies and proposed products. For example, many other companies are actively seeking to develop products, including antisense oligonucleotides, with disease targets similar to those being pursued by the Company. Some of these competitive products are in clinical trials. The Company believes that the industry-wide interest in investigating the potential of gene expression modulation technologies will continue and will accelerate as the techniques which permit the design and development of drugs based on such technologies become more widely understood. There can be no assurance that the Company's competitors will not succeed in developing products based on oligonucleotide or other technologies, existing or new, which are more effective than any that are being developed by the Company, or which would render Hybridon's antisense technologies obsolete and noncompetitive. Moreover, there currently are commercially available products for the treatment of certain of the disease targets being pursued by the Company.

         Competitors of the Company engaged in all areas of biotechnology and drug discovery in the U.S. and other countries are numerous and include, among others, pharmaceutical and chemical companies, biotechnology firms, universities and other research institutions. Many of the Company's competitors have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical studies and human clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care. Furthermore, if the Company is permitted to commence commercial sales of products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for products or in commercializing such products more rapidly than the Company. See "Item 1. Business -- Competition."

Limited Manufacturing Capability

         While the Company believes that its existing production capacity will be sufficient to enable it to satisfy its current research needs and to support the Company's preclinical and clinical requirements for oligonucleotide compounds, the Company will need to purchase additional equipment to expand its manufacturing capacity in order to satisfy its future requirements, subject to obtaining regulatory approvals, for commercial production of its product candidates. In addition, Hybridon Specialty Products Division is using the Company's existing production capacity to custom contract manufacture synthetic DNA products for commercial sale. As a result, depending on the level of sales by the Hybridon Specialty Products Division, and the success of the Company's product development programs, Hybridon's manufacturing capacity may not be sufficient for production for both its internal needs and sales to third parties. In addition, in order to successfully commercialize its product candidates or achieve satisfactory margins on sales, the Company may be required to reduce further the cost of production of its oligonucleotide compounds, and there can be no assurance that the Company will be able to do so.

         The manufacture of the Company's products is subject to GMP requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. To the Company's knowledge, therapeutic products based on chemically-modified oligonucleotides have never been manufactured on a commercial scale. There can be no assurance that the Company will be able to manufacture or obtain products in a timely fashion and at acceptable quality and price levels, that it or its suppliers can manufacture in compliance with GMP or other regulatory requirements or that it or its suppliers will be able to manufacture an adequate supply of product. The Company has in the past relied in part and may in the future rely upon third party contractors in connection with the manufacture of some compounds. Reliance on such third parties entails a number of risks, including the possibility that such third parties may fail to perform on an effective or timely basis or fail to abide by regulatory or contractual restrictions applicable to the Company. See "Item 1. Business --Manufacturing. Technology and the Hybridon Specialty Products Division."

         There are three sources of supply for the nucleotide building blocks used by the Company in its current oligonucleotide manufacturing process. This process is covered by issued patents either held by or licensed to these three companies. Therefore, these companies are likely the sole suppliers to Hybridon of these nucleotide building blocks. The inability of Hybridon to obtain these nucleotide building blocks from one of these suppliers could have a material adverse effect on Hybridon.


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


Absence of Sales and Marketing Experience

         The Company expects to market and sell certain of its products directly and certain of its products through co-marketing or other licensing arrangements with third parties. The Company has limited experience in sales, marketing or distribution, and does not expect to establish a sales and marketing plan or direct sales capability with respect to the products being developed by it until such time as one or more of such products approaches marketing approval. In addition, although the Company does have a limited direct sales capability with respect to the sales of custom contract manufactured DNA products to third parties by the Hybridon Specialty Products Division, the Company has entered into a sales and marketing arrangement with Perkin-Elmer with respect to such products and its reliant in par on the efforts of Perkin-Elmer to promote these products. In order to market the products being developed by it directly, the Company will be required to develop a substantial marketing staff and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to build such a marketing staff or sales force, that the cost of establishing such a marketing staff or sales force will be justifiable in light of any product revenues or that the Company's direct sales and marketing efforts will be successful. In addition, if the Company succeeds in bringing one or more products to market, it may compete with other companies that currently have extensive and well-funded marketing and sales operations. There can be no assurance that the Company's marketing and sales efforts would enable it to compete successfully against such other companies. To the extent the Company enters into co-marketing or other licensing arrangements, any revenues received by the Company will be dependent in part on the efforts of third parties and there can be no assurance that such efforts will be successful. See "Item 1. Business -- Marketing Strategy."

No assurance of Market Acceptance

         Pharmaceutical products, if any, resulting from the Company's research and development programs are not expected to be commercially available for a number of years. There can be no assurance that, if approved for marketing, such products will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company's products and their potential advantages over existing treatment methods and reimbursement policies of government and third-party payors. There is no assurance that physicians, patients, payors or the medical community in general will accept or utilize any products that may be developed by the Company.

Product Liability Exposure and Insurance

         The use of any of the Company's potential products in clinical trials and the commercial sale of any products, including the products being developed by it and the DNA products and reagents manufactured and sold on a custom contract basis by the Hybridon Specialty Products Division, may expose the Company to liability claims. These claims might be made directly by consumers, health care providers or by pharmaceutical and biotechnology companies or others selling such products. Hybridon has product liability insurance coverage, and such coverage is subject to various deductibles. Such coverage is becoming increasingly expensive, and no assurance can be given that the Company will be able to maintain or obtain such insurance at reasonable cost or in sufficient amounts to protect the Company against losses due to liability claims that could have a material adverse effect on the Company.


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
Hazardous Materials

         The Company's research and development and manufacturing activities involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could have a material adverse effect on the Company.

Uncertainty of Pharmaceutical Pricing and Adequate Reimbursement

         The Company's ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of such products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organization ("HMO's)". Third-party payors are increasingly challenging the prices charged for medical products and services. Also the trend towards managed health care in the U.S. and the concurrent growth of organizations such as HMO's, which could control or significantly influence purchase of health care services and products, as well as legislative proposals to reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care providers are instituting could affect the Company's ability to sell its products and may have a material adverse effect on the Company.

Uncertainty of Health Care Reform Measures

         Federal, state and local officials and legislators (and certain foreign government officials and legislators) have proposed or are reportedly considering proposing a variety of reforms to the health care systems in the U.S. and abroad. The Company cannot predict what health care reform legislation, if any, will be enacted in the U.S. or elsewhere. Significant changes in the health care system in the U.S. or elsewhere are likely to have a substantial impact over time on the manner in which the Company conducts its business. Such changes could have a material adverse effect on the Company. The existence of pending health care reform proposals could have a material adverse effect on the Company's ability to raise capital. Furthermore, the Company's ability to commercialize its potential products may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are prospective corporate partners with respect to certain of the Company's proposed products.

Attraction and Retention of Key Employees and Scientific Collaborators

         The Company is highly dependent on the principal members of its management and scientific staff, including E. Andrews Grinstead, III, the Company's Chairman of the Board, President and Chief Executive Officer, and Sudhir Agrawal, The Company's Senior Vice President of Discovery and Chief Scientific Officer, the loss of whose services could have a material adverse effect on the Company. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain scientific personnel on acceptable terms given the competition for experienced scientists among numerous pharmaceutical, biotechnology and health care companies, universities and non-profit research institutions.

         The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, governmental approvals, production and marketing, are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on the Company.

         The Company's success will depend in part on its continued ability to develop and maintain relationships with independent researchers and leading academic and research institutions. The competition for such relationships is intense, and there can be no assurance that the Company will be able to develop and maintain such relationships on acceptable terms. The Company has entered into a number of such collaborative relationships relating to specific disease targets and other research activities in order to augment its internal research capabilities and to obtain access to the specialized knowledge or expertise of its collaborative partners. The loss of any such collaborative relationship could have an adverse effect on the Company's ability to conduct research and development in the area targeted by such collaboration. See "Item 1. Business - -Hybridon Drug Development and Discovery Programs" and "- - Academic and Research Collaborations."

Concentration of Ownership by Directors and Executive Officer

         The Company's directors and executive officers and their affiliates beneficially own approximately 18.89% of the Company's outstanding Common Stock (including 4,217,857 shares issuable upon exercise of outstanding warrants and options held by the Company's directors and executive officers and their affiliates which are exercisable within the 60-day period following February 28,
1997). As a result, these stockholders, if acting together, may have the ability to influence the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company.


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